Filed by Lloyds Banking Group plc Pursuant to

Rule 425 under the Securities Act of 1933

Subject Companies:

Filed by Lloyds Banking Group plc

(Commission File No. 001-15246)

NOVEMBER 10, 2021

LLOYDS BANKING GROUP PLC ANNOUNCES AN OFFER TO EXCHANGE CERTAIN
AMERICAN DEPOSITARY SHARES REPRESENTING PREFERENCE SHARES AND CERTAIN SUBORDINATED DEBT SECURITIES FOR NEW SUBORDINATED DEBT SECURITIES ISSUED BY LLOYDS BANKING GROUP PLC

Lloyds Banking Group plc (“LBG”) announced that it has commenced an offer to exchange Fixed Rate Reset Subordinated Debt Securities due 2046 with a call date in 2041 (the “New Notes”), to be issued by LBG, plus (if applicable) the relevant Cash Consideration Amount (as set out in the table below), plus accrued and unpaid dividends or interest (as the case may be) in cash, plus (if applicable) cash amounts in lieu of any fractional New Notes, for:

(1)	any and all of the outstanding American Depositary Shares (“ADSs”) representing LBG’s 6.413% Non-Cumulative Fixed to Floating Rate Preference Shares (the “Series 1 Preference Shares”), ADSs representing LBG’s 6.657% Non-Cumulative Fixed to Floating Rate Preference Shares (the “Series 2 Preference Shares” and, collectively with the Series 1 Preference Shares, the “Preference Shares”) and 6.00% Subordinated Notes due 2033 issued by HBOS plc (the “Series 1 Existing Subordinated Notes”) (the “Any and All Offer”), and

(2)	up to the Cap Amount (as defined below) of LBG’s 4.582% Subordinated Debt Securities due 2025 (the “Series 3 Existing Subordinated Notes”) and LBG’s 4.500% Fixed Rate Subordinated Debt Securities due 2024 (the “Series 2 Existing Subordinated Notes” and, collectively with the Series 1 Existing Subordinated Notes and the Series 3 Existing Subordinated Notes, the “Existing Subordinated Notes”) (the “Capped Offer” and, together with the Any and All Offer, the “Exchange Offer”).

The Series 1 Existing Subordinated Notes and the Preference Shares are collectively referred to as the “Any and All Offer Securities”. The Series 2 Existing Subordinated Notes and the Series 3 Existing Subordinated Notes are collectively referred to as the “Capped Offer Notes”. The Preference Shares and the Existing Subordinated Notes are collectively referred to as the “Existing Securities”. The Exchange Offer is being made on the terms and subject to the conditions set out in the prospectus dated November 10, 2021, as it may be amended or supplemented from time to time (the “Prospectus”). Capitalized terms not otherwise defined in this announcement have the same meaning as assigned to them in the Prospectus.

LBG has filed a registration statement on Form F-4 (including the Prospectus contained therein) relating to the Exchange Offer with the Securities and Exchange Commission (the “SEC”) and a tender offer statement on Schedule TO and other documents relating to the Exchange Offer. Holders are advised to read carefully the Prospectus and other documents which LBG has filed with the SEC for full details of, and information on the procedures for participating in, the Exchange Offer. Copies of these documents are available for free by visiting EDGAR on the SEC website at www.sec.gov or from the Dealer Managers and the Exchange Agent whose contact details are set out at the end of this announcement.

The following table sets forth certain terms of the Exchange Offer:

Title of Security	Issuer	ISIN/CUSIP	Principal Amount Outstanding	Call Date	Exchange Priority(1)	Reference UST Security	Maturity Date	Minimum Denominations / Integral multiples	Bloomberg Reference Page(2)	Fixed Spread (basis points)	Cash Consideration Amount(3)	Hypothetical Total Exchange Consideration(4)
Any and All Offer
ADSs representing 6.413% Non-Cumulative Fixed to Floating Rate Preference Shares	LBG	144A: US539439AC38 / 539439AC3 Reg S: USG5533WAA56 / G5533WAA5	$374,810,000	October 1, 2035	N/A	1.250% U.S. Treasury Notes due August	N/A	$100,000/ $1,000	FIT1	+107	$146.00	$1,449.81

ADSs representing 6.657% Non-Cumulative Fixed to Floating Rate Preference Shares	LBG	144A: US539439AF68 / 539439AF6 Reg S: US539439AE93 / 539439AE9	$434,350,000	May 21, 2037	N/A	1.750% U.S. Treasury Notes due August 15, 2041	N/A	$100,000/ $1,000	FIT1	+83	$110.00	$1,496.46

6.00% Subordinated Notes due 2033	HBOS plc	144A: US4041A2AF14 / 4041A2AF1 Reg S: US4041A3AG79 / 4041A3AG7	$466,113,000	N/A	N/A	1.250% U.S. Treasury Notes due August 15, 2031	November 1, 2033	$1,000/ $1,000	FIT1	+100	$145.00	$1,362.74

Capped Offer
4.500% Fixed Rate Subordinated Debt Securities due 2024	LBG	US53944YAA10 / 53944YAA1	$1,000,000,000	N/A	1	0.750% U.S. Treasury Notes due November 15, 2024	November 4, 2024	$200,000/ $1,000	FIT1	+50	$0.00	$1,092.88

4.582% Subordinated Debt Securities due 2025	LBG	US539439AM10 / 539439AM1	$1,327,685,000	N/A	2	1.125% U.S. Treasury Notes due October 31, 2026	December 10, 2025	$200,000/ $1,000	FIT1	+50	$0.00	$1,115.48

(1)	The aggregate principal amount of the Capped Offer Notes of each series that are accepted for exchange pursuant to the Capped Offer will be based on the order of Exchange Priority for such series as set forth in the table above, subject to the Cap Amount and proration arrangements applicable to the Capped Offer.

(2)	The applicable page on Bloomberg from which the Dealer Managers (as defined below) will quote the bid-side prices of the applicable Reference UST Security for the purposes of determining the Reference UST Yield.

(3)	Per $1,000 principal amount of Existing Securities accepted for exchange pursuant to the Exchange Offer. The Cash Consideration Amount is already included in the Total Exchange Consideration calculated from the applicable Fixed Spread.

(4)	Hypothetical Total Exchange Consideration per $1,000 principal amount of Existing Securities as of 6:00 a.m., New York City time, on November 9, 2021, assuming a Settlement Date on December 14, 2021. See Annex C for a hypothetical pricing example for calculation of the Total Exchange Consideration. The Total Exchange Consideration includes both the Cash Consideration Amount and the New Notes Exchange Consideration. (as defined below).

The following table sets forth certain terms of the New Notes:

Title of Series	Benchmark Security	Bloomberg Reference Page	Spread to Benchmark Security	Optional Redemption Date	Maturity Date	Reset Coupon	Reset Date	Issue Price
Fixed Rate Reset Subordinated Debt Securities due 2046 with a call date in 2041	1.750% U.S. Treasury Notes due August 15, 2041	FIT1	+150 bps	From (and including) September 14, 2041 to (and including) December 14, 2041	December 14, 2046	5-year US Treasury Rate +1.50%	December 14, 2041	100%

Rationale for the Exchange Offer

From January 1, 2022, LBG will update the regulatory classification of its preference shares to classify any remaining outstanding preference shares as ineligible for regulatory capital purposes. The legal ranking of the U.S. dollar preference shares will remain unchanged.

This update to the future regulatory classification follows the ‘Dear CFO’ letter sent by the Prudential Regulation Authority to all major U.K. deposit takers dated November 16, 2020 requesting all firms to take steps to remediate the prudential treatment of legacy instruments. The Group’s updated capital instruments report as at December 31, 2021 will be published in February 2022 together with the Group’s full year results for 2021. The Group reserves the right to review such classification in the future, to the extent permitted by applicable law and regulation.

LBG is also undertaking the Exchange Offer in order to provide the holders of the Existing Securities with an opportunity to exchange their Existing Securities for the relevant Total Exchange Consideration consisting of New Notes and, where applicable, a Cash Consideration Amount. The voluntary Exchange Offer is part of the Group’s continuous review and management of its outstanding capital base, maintaining a prudent approach to the management of the Group’s capital position. Preference Shares which are not validly exchanged and accepted for purchase pursuant to the Exchange Offer will remain outstanding after completion of the Exchange Offer and shall remain subject to their existing terms and conditions.

LBG has launched, separately and concurrently with the launch of the Exchange Offer, a liability management exercise in respect of three series of sterling preference shares issued by LBG.

Exchange Offer; Exchange Consideration

LBG is offering to exchange, on the terms and conditions described in the Prospectus, New Notes, plus (if applicable) the relevant Cash Consideration Amount, plus accrued and unpaid dividends or interest (as the case may be) in cash, plus (if applicable) cash amounts in lieu of any fractional New Notes, for the Existing Securities. For each $1,000 principal amount of the Existing Securities validly tendered and accepted for exchange, holders of a particular series will be eligible to receive the relevant Total Exchange Consideration, consisting of a principal amount of New Notes equal to the applicable New Notes Exchange Consideration plus an amount in cash equal to the relevant Cash Consideration Amount (where applicable). The principal amount of New Notes issued to a holder in exchange for validly tendered Existing Securities (on a per series basis) will be rounded down to the nearest $1,000 (being the minimum integral multiple of the New Notes) and subject to the minimum denomination of the New Notes of $200,000.

In addition to the applicable Total Exchange Consideration, holders with Existing Securities that are accepted for exchange will receive a cash payment representing (i) all or a portion of the accrued and unpaid dividends (in the case of the Preference Shares) or interest (in the case of Existing Subordinated Notes) to, but not including, the Settlement Date, and (ii) amounts due in lieu of any fractional amounts of New Notes.

The “Total Exchange Consideration” (calculated at the Pricing Time and in accordance with the formula set forth in Annex A to the Prospectus, as illustrated by the hypothetical pricing example included in Annex C to the Prospectus) for the Existing Securities validly tendered and not validly withdrawn prior to the Expiration Deadline is equal to the discounted value on the Settlement Date of the remaining payments of principal and interest or dividends (calculated assuming all scheduled interest or dividends are paid in full on the relevant payment date) per $1,000 principal amount of the Existing Securities through the applicable maturity date or (in the case of the Preference Shares) the first call date of the Existing Securities (assuming the relevant Existing Securities were redeemed on such maturity date or first call date, as applicable), using a yield equal to the sum of: (i) the bid-side yield, as calculated by the Dealer Managers in accordance with standard market practice, that corresponds to the bid-side price on the Reference UST Security set forth with respect to each series of Existing Securities on the front cover of the Prospectus plus (ii) the applicable Fixed Spread set forth with respect to each series of Existing Securities on the front cover of the Prospectus, minus accrued and unpaid dividends or interest, as applicable, on such series of Existing Securities up to but not including the Settlement Date.

The bid-side price for the relevant Reference UST Security will be the relevant bid-side price appearing at the Pricing Time on the Bloomberg Reference Page appearing on the front cover of the Prospectus for such series of Existing Securities (or any other recognized quotation source selected by LBG in consultation with the Dealer Managers if such quotation report is not available or manifestly erroneous).

The “Cash Consideration Amount”, where payable, is set out in the table above and is included in the Total Exchange Consideration.

The “New Notes Exchange Consideration” will be equal to the Total Exchange Consideration minus the Cash Consideration Amount. Where no Cash Consideration Amount applies, the Total Exchange Consideration will equal the New Notes Exchange Consideration.

Minimum New Issue Size

The Exchange Offer is subject to a minimum new issue size of at least $500,000,000 in aggregate principal amount of New Notes being issued in exchange for Existing Securities validly tendered pursuant to the Exchange Offer and not withdrawn (the “Minimum New Issue Size”) and certain other conditions set out under the heading “The Exchange Offer—Terms of the Exchange Offer—Exchange Offer Conditions” in the Prospectus.

Maximum Offer Amount

The Any and All Offer is not subject to a maximum amount. The aggregate principal amount of the Capped Offer Notes of each series that are accepted for exchange will be based on the order of Exchange Priority for such series as set forth in the table above, subject to the Cap Amount and proration arrangements applicable to the Capped Offer. The “Cap Amount” is a principal amount of Capped Offer Notes that would result in a principal amount of $750,000,000 of the New Notes (the “Maximum Capped Offer New Notes Size”) being issued pursuant to the Exchange Offer (after taking into account the principal amount of the New Notes to be issued pursuant to the Any and All Offer). In case the principal amount of the Any and All Offer Securities accepted pursuant to the Any and All Offer is such that the principal amount of the New Notes to be issued pursuant to the Any and All Offer is equal to or exceeds $750,000,000, all validly tendered Any and All Offer Securities will be accepted in full and no Capped Offer Notes will be accepted pursuant to the Capped Offer.

Capped Offer – Acceptance of Existing Securities; Exchange Priority; Proration

In the case of the Capped Offer, LBG will accept tenders in accordance with the Exchange Priority set out in the table on the front cover page of the Prospectus, until either (i) all of the Capped Offer Notes validly offered for exchange have been accepted or (ii) the maximum principal amount of Existing Securities have been accepted without exceeding the Cap Amount, being a principal amount of Capped Offer Notes that would result in a principal amount of $750,000,000 of the New Notes being issued pursuant to the Exchange Offer (after taking into account the principal amount of the New Notes to be issued pursuant to the Any and All Offer). Where the acceptance in accordance with the Exchange Priority of all valid tenders of a series of Capped Offer Notes would result in the Cap Amount being exceeded, Capped Offer Notes validly tendered and not validly withdrawn prior to the Expiration Deadline will be accepted in accordance with the Exchange Priority and, in the case of that particular series, on a pro rata basis up to the Cap Amount. Tenders of a series of Capped Offer Notes with a lower Exchange Priority than the lowest ranking series of Capped Offer Notes with respect to which any tenders are accepted, will not be accepted. LBG reserves the right at its absolute discretion, but is under no obligation, to increase or waive the Cap Amount at any time, subject to compliance with applicable law.

If acceptance of all validly tendered Capped Offer Notes of a particular Exchange Priority (together with all validly tendered Capped Offer Notes with a higher Exchange Priority and the Any and All Offer Securities) would cause LBG to issue a principal amount of New Notes greater than the Maximum Capped Offer New Notes Size, then the Exchange Offer will be oversubscribed and (unless the Cap Amount is increased) if LBG accepts any Capped Offer Notes with that Exchange Priority in the Exchange Offer, LBG will accept for exchange tendered Capped Offer Notes with that Exchange Priority on a prorated basis, with the aggregate principal amount of each holder’s validly tendered Capped Offer Notes with that Exchange Priority accepted for exchange determined by multiplying each holder’s tender by the applicable proration factor, and rounding the product down to the nearest $1,000 principal amount for such holder’s Capped Offer Notes with that Exchange Priority. In that event, no Capped Offer Notes with an Exchange Priority lower than the Exchange Priority of the Capped Offer Notes being prorated will be accepted for exchange. Depending on the amount tendered and the proration factor applied, if the principal amount of Capped Offer Notes returned to a holder as a result of proration would result in less than the minimum denomination being returned to such holder or would result in less than the minimum denomination being accepted, LBG will either accept or reject all of such holder’s validly tendered Capped Offer Notes in its sole discretion.

Holders whose Capped Offer Notes tendered in the Exchange Offer are not accepted, who validly withdraw their tenders prior to the Expiration Deadline or who do not participate in the Exchange Offer, will not be eligible to receive New Notes and any Cash Consideration Amount, if applicable, in exchange for such Capped Offer Notes and shall continue to hold such Capped Offer Notes subject to their terms and conditions.

A holder whose Capped Offer Notes are accepted for exchange in the Exchange Offer and who, following the exchange of such Capped Offer Notes on the Settlement Date, will continue to hold in its account with the relevant Clearing System a principal amount of Capped Offer Notes which is less than the minimum denomination for such series, will need to purchase a principal amount of Capped Offer Notes of such series such that its holding amounts to at least the amount of such minimum denomination. Otherwise such residual holding may not be tradeable in the Clearing Systems.

For the avoidance of doubt, the Any and All Offer is not subject to any limit on Any and All Offer Securities that may be accepted in the Any and All Offer.

Withdrawal Rights

Validly tendered Existing Securities may be withdrawn at any time prior to the Expiration Deadline but not thereafter. Holders wishing to exercise any such right of withdrawal should do so in accordance with the procedures specified under the heading “The Exchange Offer—Withdrawal Rights” in the Prospectus.

Exchange Offer Period and Results

The Exchange Offer commenced today, November 10, 2021, and will end at 11:59 p.m. (New York City time) on December 9, 2021, unless extended, re-opened or earlier terminated as provided in the Prospectus.

Unless the Exchange Offer is extended or earlier terminated, on December 10, 2021, LBG will announce the following information: (i) the aggregate principal amounts of each series of Existing Securities which LBG will be accepting for exchange; (ii) the satisfaction, modification or waiver of the Minimum New Issue Size condition; (iii) whether tenders of each series of Capped Offer Securities are to be accepted in full (if at all) or on a pro rata basis and, where accepted on a pro rata basis, the extent to which such tenders will be scaled; (iv) the aggregate principal amount of New Notes to be issued in the Exchange Offer; and (v) the Settlement Date.

Announcements in connection with the Exchange Offer will be made (i) by the issue of a press release to a Notifying News Service, (ii) by the delivery of notices to the relevant Clearing System for communication to Direct Participants and (iii) through RNS, and may also be found on the relevant Reuters International Insider Screen. Copies of all such announcements, press releases and notices can also be obtained from the Exchange Agent, the contact details for whom are set out below.

Indicative Timetable

The following table sets out the expected dates and times of the key events relating to the Exchange Offer. This is an indicative timetable and is subject to change.

Events	Dates and Times
Commencement of the Exchange Offer
Exchange Offer announced. Prospectus made available to holders of Existing Securities.	November 10, 2021
Price Determination Date / Pricing Time
The date and time when the Total Exchange Consideration applicable to each Series of Existing Securities and the interest rate on the New Notes will be determined.	10:00 a.m., New York City time, on December 7, 2021
Announcement of Pricing
Announcement of the Total Exchange Consideration applicable to each Series of Existing Securities and the interest rate on the New Notes.	Promptly after the Pricing Time
Withdrawal Deadline
The deadline for holders to validly withdraw tenders of Existing Securities.	11:59 p.m., New York City time, on December 9, 2021
Expiration Deadline
The deadline for receipt of all Exchange Instructions.	11:59 p.m., New York City time, on December 9, 2021
Announcement of Exchange Offer Results
Announcement of (i) the aggregate principal amounts of each series of Existing Securities which LBG will be accepting for exchange; (ii) in the case of the Capped Offer, whether tenders of each series of Capped Offer Securities are to be accepted in full (if at all) or on a pro rata basis and, where accepted on a pro rata basis, the extent to which such tenders will be scaled; (iii) the aggregate principal amount of New Notes to be issued in the Exchange Offer; and (iv) the Settlement Date.	December 10, 2021

Settlement Date
Settlement Date of the Exchange Offer, including delivery of the New Notes plus the cash payment for any Cash Consideration Amount (where applicable), any accrued and unpaid dividend (in the case of the Preference Shares) or interest (in the case of the Existing Subordinated Notes), and including, if applicable, cash amounts in lieu of any fractional New Notes in exchange for Existing Securities accepted in the Exchange Offer.	Expected on December 14, 2021

The above dates and times are subject, where applicable, to the right of LBG to extend, amend and/or terminate the Exchange Offer, subject to applicable laws.

Holders of Existing Securities are advised to check with any bank, securities broker or other intermediary through which they hold Existing Securities when such intermediary would require to receive instructions from a holder in order for that holder to be able to participate in the Exchange Offer.

Holders of Existing Securities are advised to carefully read the Prospectus for full details and information on the procedures for participating in the Exchange Offer.

Further Information

A registration statement on Form F-4 (including the Prospectus contained therein) relating to the Exchange Offer has been filed with the SEC, but has not yet become effective. The New Notes may not be issued in exchange for the Existing Securities prior to the time the registration statement becomes effective.

Requests for copies of the Prospectus and information in relation to the procedures for tendering Existing Securities in, and for any documents relating to, the Exchange Offer should be directed to:

EXCHANGE AGENT

Lucid Issuer Services Limited

The Shard

32 London Bridge Street

London SE1 9SG

United Kingdom

Tel: +44 207 704 0880

Attention: Owen Morris / David Shilson

email: lbg@lucid-is.com

Website: https://deals.lucid-is.com/lbg-us

Any questions regarding the terms of the Exchange Offer should be directed to:

GLOBAL COORDINATORS AND JOINT LEAD DEALER MANAGERS (the “Dealer Managers”)

BofA Securities, Inc.

620 South Tryon Street, 20th Floor

Charlotte, North Carolina 28255

Attention: Liability Management Group

Telephone (London): +44-20-7996-5420

Telephone (U.S. Toll Free): +1 (888) 292-0070

Telephone (U.S.): +1 (980) 387-3907

Email: DG.LM-EMEA@bofa.com

Credit Suisse Securities (USA) LLC

11 Madison Avenue

New York, New York 10010

Attn: Liability Management Group

Tel (London): +44 20 7883 8763

Tel (US): +1 (212) 538-2147

Tel (US toll free): +1 (800) 820-1653

Email: liability.management@credit-suisse.com

Lloyds Securities Inc. 1095 Avenue of the Americas New York, NY 10036 Attention: Bond Syndicate Telephone (U.S.): +1 (212) 827-3145 Email: NALSIBondSyndicate@lbusa.com

Requests for copies of the Prospectus should be directed to:

Lucid Issuer Services Limited
The Shard
32 London Bridge Street
London SE1 9SG
United Kingdom
Tel: +44 207 704 0880
Attention: Owen Morris / David Shilson
email: lbg@lucid-is.com

Website: https://deals.lucid-is.com/lbg-us

DISCLAIMER

This announcement must be read in conjunction with the Prospectus. This announcement and the Prospectus contain important information which should be read carefully before any decision is made with respect to the Exchange Offer. If you are in any doubt as to the contents of this announcement or the Prospectus or the action you should take, you are recommended to seek your own financial and legal advice, including as to any tax consequences, immediately from your stockbroker, bank manager, solicitor, accountant or other independent financial or legal adviser. Any individual or company whose Existing Securities are held on its behalf by a broker, dealer, bank, custodian, trust company or other nominee or intermediary must contact such entity if it wishes to participate in the Offers. None of the LBG, Dealer Managers or the Exchange Agent makes any recommendation as to whether holders should offer Existing Securities for exchange pursuant to the Exchange Offer.

OFFER RESTRICTIONS

This announcement and the Prospectus do not constitute an offer or an invitation to participate in the Exchange Offer in any jurisdiction in or from which, or to any person to whom, it is unlawful to make the relevant offer or invitation under applicable laws. The distribution of this announcement and the Prospectus in certain jurisdictions may be restricted by law. Persons into whose possession this announcement and the Prospectus comes are required by each of LBG, the Dealer Managers and the Exchange Agent to inform themselves about, and to observe, any such restrictions.

No action has been or will be taken by LBG, the Dealer Managers or the Exchange Agent in any jurisdiction outside the United States that would constitute a public offering of the New Notes.

United Kingdom

The communication of the Prospectus and any other documents or materials relating to the Exchange Offer is not being made, and such documents and/or materials have not been approved, by an authorized person for the purposes of section 21 of the FSMA. Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials is exempt from the restriction on financial promotions under section 21 of the FSMA on the basis that it is only directed at and may be communicated to (1) those persons who are existing members or creditors of the Group or other persons within Article 43 of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, and (2) any other persons to whom these documents and/or materials may lawfully be communicated.

Belgium

None of this announcement, the Prospectus or any other documents or materials relating to the Exchange Offer have been submitted to or will be submitted for approval or recognition to the Financial Services and Markets Authority (Autorité des services et marchés financiers / Autoriteit voor financiële diensten en markten) and, accordingly, the Exchange Offer may not be made in Belgium by way of a public offering, as defined in Articles 3 and 6 of the Belgian Law of April 1, 2007 on public takeover bids as amended or replaced from time to time. Accordingly, the Exchange Offer may not be advertised, and none of this announcement, the Prospectus or any other documents or materials relating to the Exchange Offer (including any memorandum, information circular, brochure or any similar documents) has been or shall be distributed or made available, directly or indirectly, to any person in Belgium unless such person is (i) a “qualified investor” in the sense of Article 2(e) of the Prospectus Regulation, acting on its own account, which (ii) is not a consumer (consommateur/consument) within the meaning of the Belgian Code of Economic Law (Code de droit économique/Wetboek van economisch recht), as amended. The Prospectus has been issued only for the personal use of the above qualified investors and exclusively for the purpose of the Exchange Offer. Accordingly, the information contained in this announcement and the Prospectus may not be used for any other purpose or disclosed to any other person in Belgium.

France

This announcement, the Prospectus and any other documents or offering materials relating to the Exchange Offer may not be distributed in the Republic of France except to qualified investors (investisseurs qualifiés) as defined in Article 2(e) of the Prospectus Regulation. This announcement and the Prospectus have not been and will not be submitted for clearance to the Autorité des marchés financiers.

Republic of Italy

The Exchange Offer and any solicitation in respect thereof are not being made, directly or indirectly, in or into the Republic of Italy and have not received clearance from the Commissione Nazionale per le Societa e la Borsa (CONSOB) pursuant to Italian securities laws and implementing regulations. Accordingly, Italian holders of the Existing Securities are hereby notified that, to the extent such holders of Existing Securities are persons or entities resident and/or located in the Republic of Italy, the Exchange Offer is not available to them and they may not accept the Exchange Offer and, as such, any tenders of Existing Securities received from such persons or entities shall be ineffective and void. None of the Exchange Offer, this announcement, the Prospectus or any other documents or materials relating to the Exchange Offer has been registered pursuant to Italian securities legislation and, accordingly, no New Notes may be offered, sold, delivered or exchanged, nor may copies of the Prospectus or of any other document relating to the New Notes and the Exchange Offer be distributed or made available in the Republic of Italy.

Canada

The Exchange Offer and any solicitation in respect thereof, and the sale of the New Notes, are not being made, directly or indirectly, in Canada or to holders of the Existing Securities who are resident and/or located in any province or territory of Canada. The Prospectus has not been filed with any securities commission or similar regulatory authority in Canada in connection with the Exchange Offer, and the New Notes have not been, and will not be, qualified for sale under the securities laws of Canada or any province or territory thereof and no securities commission or similar regulatory authority in Canada has reviewed or in any way passed upon the Prospectus, any other documents or materials relating to the Exchange Offer or the merits of the New Notes and any representation to the contrary is an offence. Accordingly, Canadian holders of the Existing Securities are hereby notified that, to the extent such holders of Existing Securities are persons or entities resident and/or located in Canada, the Exchange Offer is not available to them and they may not accept the Exchange Offer. As such, any tenders of Existing Securities received from such persons or entities shall be ineffective and void. No New Notes may be offered, sold, delivered or exchanged, nor may copies of the Prospectus or of any other document relating to the New Notes and the Exchange Offer be distributed or made available in Canada. The Prospectus and any other documents or offering materials relating to the Exchange Offer or the New Notes may not be distributed in Canada and the Prospectus does not constitute an offer or an invitation to participate in the Exchange Offer to any person resident in Canada.

General

The Exchange Offer does not constitute an offer to buy or the solicitation of an offer to sell Existing Securities and/or New Notes in any circumstances in which such offer or solicitation is unlawful. In those jurisdictions where the securities or other laws require the Exchange Offer to be made by a licensed broker or dealer or registered dealer and the Dealer Manager or, where the context so requires, any of its affiliates is such a licensed broker or dealer or registered dealer in that jurisdiction, the Exchange Offer shall be deemed to be made on behalf of LBG by such Dealer Manager or affiliate (as the case may be) in such jurisdiction.

Each holder of Existing Securities participating in the Exchange Offer will be deemed to give certain representations in respect of the jurisdictions referred to above and generally as set out in “The Exchange Offer-Certain Matters Relating to Non-U.S. Jurisdictions” in the Prospectus. Any tender of Existing Securities for exchange pursuant to the Exchange Offer from a holder that is unable to make these representations may be rejected. LBG, the Dealer Managers and the Exchange Agent reserve the right, in their absolute discretion, to investigate, in relation to any tender of Existing Securities for exchange pursuant to the Exchange Offer, whether any such representation given by a holder is correct and, if such investigation is undertaken and as a result LBG determines, as the case may be, (for any reason) that such representation is not correct, such tender may be rejected.

Further Information

This announcement contains inside information in relation to the Existing Securities and is disclosed in accordance with the Market Abuse Regulation (EU) 596/2014 as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 (“UK MAR”). For the purposes of UK MAR and Article 2 of the binding technical standards published by the Financial Conduct Authority in relation to UK MAR as regards Commission Implementing Regulation (EU) 2016/1055, this announcement is made by Douglas Radcliffe, Group Investor Relations Director.

For further information please contact:

Group Corporate Treasury:

Liz Padley
Head of Capital Structuring, Holding Company and Resolution
Telephone: +44 (0)20 7158 1737
Email: Claire-Elizabeth.Padley@LloydsBanking.com

Investor Relations:

Douglas Radcliffe
Group Investor Relations Director
Telephone: +44 (0)20 7356 1571
Email: Douglas.Radcliffe@LloydsBanking.com

Corporate Affairs:

Matthew Smith
Head of Media Relations
Tel: +44 (0)20 7356 3522
Email: matt.smith@lloydsbanking.com